UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS
UNAUDITED ADDITIONAL FINANCIAL INFORMATION
(Thousands of Brazilian Reais - R$)

Assets	2013	2012 - adjusted

Cash and Balances With The Brazilian Central Bank	51,714,210	55,535,240

Financial Assets Held For Trading	30,219,138	31,638,268
Debt instruments	22,840,499	26,646,708
Equity instruments	477,577	428,589
Trading derivatives	6,901,062	4,562,971

Other Financial Assets At Fair Value Through Profit Or Loss	1,298,296	1,228,318
Loans and amounts due from credit institutions	112	5,065
Debt instruments	105,850	124,187
Equity instruments	1,192,334	1,099,066

Available-For-Sale Financial Assets	46,287,082	44,148,620
Debt instruments	44,957,272	43,044,570
Equity instruments	1,329,810	1,104,050

Loans and Receivables	258,777,511	226,957,041
Loans and amounts due from credit institutions	46,043,184	29,913,132
Loans and advances to customers	212,734,327	196,774,297
Debt instruments	-	269,612

Hedging Derivatives	322,466	156,164

Non-Current Assets Held For Sale	274,730	165,710

Investments in Associates and Joint Ventures	1,063,803	472,093

Tax Assets	22,060,488	21,496,743
Current	2,862,789	3,538,238
Deferred	19,197,699	17,958,505

Other Assets	5,084,668	5,600,727

Tangible Assets	6,885,927	5,938,228

Intangible Assets	29,064,376	29,270,711
Goodwill	27,217,565	27,217,565
Other intangible assets	1,846,811	2,053,146

TOTAL ASSETS	453,052,695	422,607,863

Liabilities and Stockholders' Equity	2013	2012 - adjusted

Financial Liabilities Held For Trading	13,554,306	5,351,736
Trading derivatives	5,417,795	5,111,553
Short positions	8,136,511	240,183

Financial Liabilities at Amortized Cost	329,700,620	306,976,206
Deposits from Brazilian Central Bank and deposits from credit institutions	34,032,289	35,073,626
Customer deposits	200,155,677	188,594,930
Marketable debt securities	65,300,548	54,012,018
Subordinated debts	8,906,144	11,919,151
Other financial liabilities	21,305,962	17,376,481

Hedging Derivatives	628,983	281,545

Provisions	10,892,388	12,774,966
Provisions for pensions funds and similar obligations	3,043,311	5,260,700
Provisions, judicial and administrative proceedings, commitments and other provisions	7,849,077	7,514,266

Tax Liabilities	11,693,338	13,784,464
Current	10,069,745	10,219,083
Deferred	1,623,593	3,565,381

Other Liabilities	4,930,553	4,302,820

Total Liabilities	371,400,188	343,471,737

Stockholders' Equity	83,337,765	79,921,205
Capital	62,634,585	62,634,585
Reserves	17,671,394	14,644,576
Treasury shares	(291,707)	(170,562)
Profit for the year attributable to the Parent	5,723,493	5,482,606
Less: dividends and remuneration	(2,400,000)	(2,670,000)

Other Comprehensive Income	(1,973,305)	(1,022,209)

Stockholders' Equity Attributable to the Parent	81,364,460	78,898,996

Non - Controlling Interests	288,047	237,130

Total Stockholders' Equity	81,652,507	79,136,126
Total Liabilities and Stockholders' Equity	453,052,695	422,607,863

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS
UNAUDITED ADDITIONAL FINANCIAL INFORMATION
(Thousands of Brazilian Reais - R$, except for per share data)

	2013	2012 - adjusted

Interest and similar income	51,217,204	52,643,537
Interest and similar expense	(22,737,983)	(21,056,577)
Interest Net Income	28,479,221	31,586,960
Income from equity instruments	81,286	93,734
Income from companies accounted for by the equity method	91,342	73,322
Fee and commission income	10,741,623	9,610,855
Fee and commission expense	(2,641,167)	(2,000,929)
Gains (losses) on financial assets and liabilities (net)	(1,145,887)	(548,200)
Financial assets held for trading	(2,599,638)	(1,456,070)
Other financial instruments at fair value through profit or loss	44,000	238,208
Financial instruments not measured at fair value through profit or loss	1,406,375	655,838
Other	3,376	13,824
Exchange differences (net)	551,059	378,033
Other operating income (expense)	(444,888)	(623,493)
Total Income	35,712,589	38,570,282
Administrative expenses	(13,850,360)	(13,772,733)
Personnel expenses	(7,045,610)	(7,086,356)
Other administrative expenses	(6,804,750)	(6,686,377)
Depreciation and amortization	(1,251,916)	(1,200,875)
Tangible assets	(726,989)	(724,990)
Intangible assets	(524,927)	(475,885)
Provisions (net)	(2,692,818)	(2,056,606)
Impairment losses on financial assets (net)	(14,118,071)	(16,475,596)
Loans and receivables	(13,899,789)	(16,475,596)
Other financial instruments not measured at fair value through profit or loss	(218,282)	-
Impairment losses on other assets (net)	(344,580)	(38,352)
Other intangible assets	(285,862)	-
Other assets	(58,718)	(38,352)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	459,890	501,006
Gains (losses) on non-current assets held for sale not classified as discontinued operations	103,523	(52,201)
Operating Profit Before Tax	4,018,257	5,474,925
Income taxes	(233,596)	(37,014)
Net Profit from Continuing Operations	3,784,661	5,437,911
Discontinued Operations	2,063,463	55,313
Consolidated Profit for the Year	5,848,124	5,493,224
Profit attributable to the Parent	5,723,494	5,482,606
Profit attributable to non-controlling interests	124,630	10,618

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED ADDITIONAL FINANCIAL INFORMATION
(Thousands of Brazilian Reais - R$)

Change in Accounting Policy

In 2013, the Bank retrospectively applied a change in accounting policy to the 2012 financial statements relating to the application of the amendments to IAS 19 – Employee Benefits.

In addition, the Bank also change the presentation of the balance corresponding to the Customer Relationship, classified up to December 31, 2012 under Other intangible assets, and reclassified to Other Assets line, with retrospective effect on the presentation in the Consolidated Balance Sheets and Consolidated Income Statements.

Corporate Restructuring

Sale of the Investment Fund Management and Managed Portfolio Operations, Currently Developed by Santander Brasil Asset

On December 17, 2013, was concluded the operation involving the sale of its asset management business, by Banco Santander current developed by Santander Brasil Asset ("Transaction"), as informed in the Material Fact dated May 30, 2013, the Transaction falls within the context of a partnership abroad between Banco Santander Spain and the world’s leading private equity companies, Warburg Pincus and General Atlantic., which aims to promote the global growth of its unit management of third party funds, relevant fact accordance of May 30, 2013. This operation generated a gain to Banco Santander of R$2,008 million before taxes.

Within the scope of the Transaction, Banco Santander disposal all Santander Brasil Asset shares, of which, during Transaction, the asset management activity then performed by Santander Brasil Asset, was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”).

As part of the Transaction, was entered into between the Asset Manager and Banco Santander a trade agreement establishing the general rules for the management and distribution of products and services to Banco Santander's customers. Banco Santander will remain as manager and dispenser of funds, receiving remuneration consistent with market practices.

Financial assets

a) Breakdown by Category

The breakdown by nature and category for measurement purposes of the Bank’s financial assets, except for the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at December 31, 2013 and 2012 as follows:

Thousands of Reais	2013
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	112	-	46,043,184	46,043,296
Of which:
Loans and amounts due from credit institutions, gross	-	112	-	46,211,607	46,211,719
Impairment losses	-	-	-	(168,423)	(168,423)
Loans and advances to customers	-	-	-	212,734,327	212,734,327
Of which:
Loans and advances to customers, gross (1) (2)	-	-	-	226,206,449	226,206,449
Impairment losses	-	-	-	(13,472,122)	(13,472,122)
Debt instruments	22,840,499	105,850	44,957,272	-	67,903,621
Equity instruments	477,577	1,192,334	1,329,810	-	2,999,721
Derivatives	6,901,062	-	-	-	6,901,062
Total	30,219,138	1,298,296	46,287,082	258,777,511	336,582,027

Thousands of Reais	2012
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total

Loans and amounts due from credit institutions	-	5,065	-	29,913,132	29,918,197
Of which:
Loans and amounts due from credit institutions, gross	-	5,065	-	29,988,338	29,993,404
Impairment losses	-	-	-	(75,206)	(75,207)
Loans and advances to customers	-	-	-	196,774,297	196,774,297
Of which:
Loans and advances to customers, gross (2)	-	-	-	210,740,669	210,740,669
Impairment losses	-	-	-	(13,966,372)	(13,966,372)
Debt instruments	26,646,708	124,187	43,044,570	269,612	70,085,077
Equity instruments	428,589	1,099,066	1,104,050	-	2,631,705
Derivatives	4,562,971	-	-	-	4,562,971
Total	31,638,268	1,228,318	44,148,620	226,957,041	303,972,247

(1) In December 31, 2013, the amount recorded on “Loans and advances to customers” related to loan portfolio assigned is R$380,736 (2012 - R$508,714), and R$374,114 (2012 - R$495,467) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer”.

(2) During the year of 2012 the Banco Santander, through its wholly subsidiary in Spain, acquired by Banco Santander SA - New York Branch and London Branch, under commutation, portfolio of financing contracts to export and import, related to operations contracted with Brazilian clients or their affiliates abroad, totaling US$29 million and US$90 million equivalent to R$60 million and R$121 million respectively, the exchange rate of the days when there were operations. These transactions were concluded, noting the Policy for Transactions with Related Parties of the Bank, including approval by the Board of Directors and supported by appraisal prepared by an independent specialized company.

b) Valuation adjustments for impairment of financial assets

Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the years ended December 31, 2013 and 2012 were as follows:

Thousands of Reais				2013	2012

Balance at beginning of the year				14,041,578	11,179,836
Impairment losses of financial assets – Loans and receivables				14,356,099	18,003,906
Derecognized of impaired balances against recorded impairment allowance				(14,757,132)	(15,142,164)
Balance at end of the year				13,640,545	14,041,578
Recoveries of loans previously charged off				456,311	1,527,977

Considering these amounts recognized in “Impairment losses charged to income” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$13,899,788 and R$16,475,929 in the years ended December 31, 2013 and 2012, respectively.

c) Impaired assets

Detail of the changes in the balance of the financial assets classified as "Loans and receivables" considered to be impaired due to credit risk in the years ended December 31, 2013 and 2012 is as follows:

Thousands of Reais					2013	2012

Balance at beginning of the year					16,057,134	13,072,693
Net additions					12,721,775	18,126,605
Derecognized assets					(14,757,132)	(15,142,164)
Balance at end of the year					14,021,777	16,057,134

Intangible assets - Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment and was allocated according to the operating segments.

Is used value in use as the base to evaluate goodwill with the impairment test. For this purpose, we estimate cash flow for a period of 5 years. We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in differing outcomes. The estimate of cash flows is based on valuations prepared by independent research company, which is reviewed and approved by the Executive Board.

The impairment test of goodwill was conducted in 2013 and 2012 and for the current period was not identified any evidence of impairment.

Thousands of Reais
					2013	2012
Breakdown/Operating segments:
Banco ABN Amro Real S.A. (Banco Real)/ Commercial Banking					27,217,565	27,217,565
Total					27,217,565	27,217,565

					Commercial Banking
					2013	2012
Main assumptions:
Basis of valuation					Value in Use: Cash Flows
Period of the projections of cash flows (1)					5 years	10 years
Growth rate					7.0%	6.0%
Discount rate (2)					14.8%	15.0%

(1) The projections of cash flow are prepared using internal budget and growth plans of the administration, based on historical data, market expectations and conditions such as industry growth, interest hate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM).

Financial liabilities

a) Breakdown by category

The breakdown by nature and category for purposes of measurement, of the Bank’s financial liabilities, other than “Hedging Derivatives”, in December 31, 2013 and 2012 is as follows:

Thousands of Reais	2013			2012
	Financial Liabilities Held for Trading	Financial Liabilities at Amortized Cost	Total	Financial Liabilities Held for Trading	Financial Liabilities at Amortized Cost	Total

Deposits from Central Bank and deposits from credit institutions	-	34,032,289	34,032,289	-	35,073,626	35,073,626
Customer deposits	-	200,155,677	200,155,677	-	188,594,930	188,594,930
Marketable debt securities	-	65,300,548	65,300,548	-	54,012,018	54,012,018
Derivatives	5,417,795	-	5,417,795	5,111,553	-	5,111,553
Subordinated liabilities	-	8,906,144	8,906,144	-	11,919,151	11,919,151
Short positions	8,136,511	-	8,136,511	240,183	-	240,183
Other financial liabilities	-	21,305,962	21,305,962	-	17,376,481	17,376,481
Total	13,554,306	329,700,620	343,254,926	5,351,736	306,976,206	312,327,942

Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

	2013	2012

Provisions for pension funds and similar obligations	3,043,311	5,260,700
Provisions for judicial and administrative proceedings, commitments and other provisions	7,849,077	7,514,266
Judicial and administrative proceedings under the responsibility of former controlling stockholders	960,735	991,394
Judicial and administrative proceedings	5,382,320	5,797,782
Of which:
Civil	1,641,199	1,480,320
Labor	1,938,355	2,611,852
Tax and Social Security	1,802,766	1,705,610
Others provisions (1)	1,506,022	725,090
Total	10,892,388	12,774,966
(1) Includs provision for compensation fund for salary variation (FCVS) and others provisions.

b) Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings involving civil, labor, tax and social security matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and on the opinion of the in-house and outside legal counsel. Banco Santander's policy is to accrue the full amount of the potential risk of loss whose valuation is classified as probable. The statutory tax and social security were fully recognized in the financial statements.

Management understands that the recognized provisions are sufficient to cover probable losses with respect to judicial and administrative proceedings as follows:

b.1) Tax and Social Security Proceedings

The Bank and its subsidiaries adhered the program of installments and cash payment of tax and social security debts established by Law 12.865/13 (Articles 17 and 39).

Adhesion to the program included a lawsuit claiming the remoteness of the application of Law 9.718/98 for Banco ABN Amro Real, succeeded by Bank. Referred lawsuit encompassed facts generators of social contributions to PIS and COFINS occurred period from September 2006 to April 2009, that process had unfavorable decision in federal court. The Bank and its subsidiaries follow discussing the application of the Law 9.718/98. Other administrative and judicial proceedings were also included this program.

The accounting effects in the case process of the tax and social security included in the form of cash payment, were registered in the moment at the of adhesion the program. As a result, contingent tax liabilities were paid in the amount of R$2,053,822, through payment of R$1,389,501 and the conversion income on deposits warranty R$155,020. Was recorded in the income statement net gain of attorneys' fees of R$504,859 before taxes.

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$8,593,676 (2012 - R$8,735,925): The Bank and its subsidiaries filed lawsuits seeking to invalidate the provisions of Law 9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for nonfinancial institutions, PIS and COFINS were levied only on revenues from services and sale of goods.

• Increase in CSLL tax rate - R$1,217,935 (2012 - R$1,103,018) – The Bank and its subsidiaries filed lawsuits for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, subsequently codified into Law 11.727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9%; however, new law established a 15% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment.

The Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

• CSLL - equal tax treatment - R$52,489 (2012 - R$51,271) -The Bank and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

• Tax on Services for Financial Institutions (ISS) - R$545,337 (2012 - R$445,497):The Bank and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as the rendering of services.

• Social Security Contribution (INSS) - R$332,259 (2012 - R$349,855): The Bank and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, have no nature of salary.

b.2) Labor judicial and administrative proceedings

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual for the business, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel, and the provisions are recognized based on such assessment of losses by the legal counsel.

b.3) Civil judicial and administrative proceedings

These contingencies are generally caused by: (1) lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including alleged effects of implementing various economic plans of the government, (2) actions arising from loan agreements, (3) enforcement actions, and (4) actions for compensation for damages. For civil lawsuits considered common and similar in nature, the provisions are recorded based on previous payments statistical average, and evaluating successful second legal evaluation. Lawsuits for other processes are determined individually according to the analysis applicable to the circumstances of each case.

The main lawsuits classified as probable loss are described below:

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the likely risk of payment, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to likely risk of payment, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. In April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision not handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of 5 years is likely to be rejected, reducing the values involved. The Supreme Court decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence, that not handed down on the lawsuits yet. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

b.4) Civil, labor, tax and social security contingencies classified as possible loss risk

Refer to judicial and administrative proceedings involving civil, labor, tax and social security matters assessed by the legal counsels as possible loss risk, which were not accrued as a provision.

Tax lawsuits classified as possible loss risk, totaled R$10,3 billion, including the following main lawsuits:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - In May 2003, the Federal Revenue Service of Brazil issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (“Santander DTVM”) and another tax assessment against the former Banco Santander. The tax assessments refer to the collection of “CPMF” tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by Banco Santander to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais – CARF). However this decision was reversed and a new appeal was introduced, which is subject to assessment. The Banco Santander was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before CARF. As of December 31, 2013 amounts related to these claims are approximately R$604 million each.

• IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - The Federal Revenue Service of Brazil issued infraction notices against Banco Santander with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of successful banking institutions by Banco Santander as reimbursement obligations for payments made by the Bank and its controlled entities with liabilities arising from the activities carried out by these institutions when the previous controlling shareholder still maintained control of such group. The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, the CARF dismissed the administrative proceeding in respect to the base period of 2002, fully canceling the record of infraction and was terminated in February 2012 during the term of the appeal. Proceedings related to tax years 2003 to 2006 are ongoing and as of December 31, 2013 amounts related to this period are approximately R$142 million.

• Credit Losses - The Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services of Brazil claiming improper deduction of losses on loans on Income Tax of Legal Entities (IRPJ) and CSLL bases for allegedly failing to meet the relevant requirements under applicable law. As of December 31, 2013 the amount related to this challenge is approximately R$595 million.

• CSLL - Tax rate increase - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. On July 2012 the lawsuit was a final favorable decision.

• INSS on Profit Sharing Payments (“PLR”) – The Bank and the subsidiaries are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain PLR items. As of December 31, 2013 amounts related to these proceedings totaled approximately R$1.056 million.

• IRPJ and CSLL - Capital Gain - The Brazilian Federal Revenue Service issued a tax assessment against Zurich Santander Brasil Seguros e Previdência S.A. (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging income tax and social contribution related to the 2005 tax year, claiming that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34% tax rate instead of 15%. The assessment was appealed at the administrative level based on understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. We partially favor the decision by CARF for give voluntary part appeal to delete the fine craft and interest on this fine. This decision may be appealed. The Banco Santander is responsible for any adverse outcome in this process as former controlling of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2013 the amount related to this proceeding is approximately R$233 million.

The labor lawsuits classified as possible loss risk totaled R$0,1 billion, excluding the lawsuit below:

• Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired until May 22, 1975, filed as Banespa’s Retirees Association. The Superior Labor Court ruled against the Bank. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Chamber of the STF upheld the appeal by the Bank and denied the the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the Plenum of the STF for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss risk totaled R$0,6 billion.

b.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$948,074, R$3,299 and R$2,952 (2012 - R$978,083, R$10,078 and R$3,233),with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amounts reimbursable were recorded under other assets.

Shareholders’ equity

a) Capital

The capital, fully subscribed and paid, is divided into registered shares in dematerialized form, no par value:

	Thousands of shares
	2013
	Common	Preferred	Total
Brazilian residents	19,030,307	18,705,661	37,735,968
Foreign residents	193,811,425	167,496,724	361,308,149
Total shares	212,841,732	186,202,385	399,044,117
(-) Treasury shares	(1,021,459)	(928,599)	(1,950,058)
Total outstanding	211,820,273	185,273,786	397,094,059

	Thousands of shares
		2012
		Common	Preferred	Total
Brazilian residents		18,079,891	17,841,646	35,921,537
Foreign residents		194,761,841	168,360,739	363,122,580
Total shares		212,841,732	186,202,385	399,044,117
(-) Treasury shares		(568,882)	(517,166)	(1,086,048)
Total outstanding		212,272,850	185,685,219	397,958,069

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual stockholders' meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than six months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

	2013
		Reais per Thousand Shares / Units
		Common	Preferred	Units

Interest on capital (1) (5)	300,000	0.7200	0.7921	79.2055
Interim Dividends (2) (6)	650,000	1.5603	1.7163	171.6337
Interim Dividends (3) (7)	450,000	1.0821	1.1904	119.0365
Interim Dividends (4) (8)	285,196	0.6862	0.7548	75.4818
Intercalary Dividends (4) (8)	714,804	1.7199	1.8918	189.1847
Total	2,400,000
(1) Established by the Board of Directors in March 2013, common shares - R$0,6120, preferred shares - R$0,6732 and Units R$67,3247 net of taxes.
(2) Established by the Board of Directors in June 2013.
(3) Established by the Board of Directors in September 2013.
(4) Established by the Board of Directors in December 2013.
(5) The amount of interest on capital were allocated to the mandatory dividend for the year 2013 and both were paid on August 29, 2013, without monetary compensation.
(6) The amount of interim dividends were allocated to the additional dividends, for the year 2013 and were paid on August 29, 2013, without any compensation to monetary.

(7) The amount of interim dividends, R$144,473 will be fully attributed to the mandatory dividends for the year 2013 and the amount of the R$305,527 will be attributed to complementary dividends for the year 2013 and both will be paid from February 26, 2014, without any compensation to monetary.

(8) The amount of interim dividends will be fully attributed to mandatory dividends for the year 2013 and will be paid on February 26, 2014 without any monetary compensation.

	2012
		Reais per Thousand Shares / Units
		Common	Preferred	Units

Interest on capital (1) (7)	400,000	0.9600	1.0560	105.6001
Interim Dividends (2) (8)	490,000	1.1763	1.2939	129.3968
Intercalary Dividends (2) (7)	410,000	0.9842	1.0827	108.2708
Interest on capital (3) (7)	170,000	0.4081	0.4489	44.8927
Interim Dividends (4) (10)	350,000	0.8402	0.9243	92.4273
Intercalary Dividends (4) (9)	150,000	0.3601	0.3961	39.6117
Interest on capital (5) (9)	450,000	1.0804	1.1884	118.8399
Intercalary Dividends (6) (9)	250,000	0.6002	0.6602	66.0221
Total	2,670,000
(1) Established by the Board of Directors in March, 2012, Common Shares - R$0.8160, Preferred Shares - R$0.8976 and Units - R$89.7600, net of taxes.
(2) Established by the Board of Directors in June, 2012.
(3) Established by the Board of Directors in June, 2012, Common Shares - R$0.3469, Preferred Shares - R$0.3816 and Units - R$38.1589, net of taxes.
(4) Established by the Board of Directors in September, 2012.
(5) Established by the Board of Directors in December, 2012.

(6) Established by the Board of Directors in December, 2012, Common Shares - R$0.9183, Preferred Shares - R$1.0101 and Units - R$101.0139, net of taxes.

(7) The amount of intercalary dividends and interest on capital were allocated entirely to the mandatory dividends for the year 2012 and were paid on August 29, 2012, without any monetary compensation.

(8) The amount of interim dividends will be allocated entirely to the supplementary dividends for the year 2012 and was paid in August 29, 2012, without any monetary compensation.

(9) The amount of the intercalary dividend and interest on capital will be fully imputed to the mandatory dividend for the year of 2012 and were paid from February 26, 2013, without any monetary compensation.

(10) The amount of interim dividends, R$348,950 will be imputed to the mandatory dividend for the year of 2012 and R$1,050 will be alocated to the supplementary dividend for the year 2012 and both will be paid as of February 26, 2013, without any monetary compensation.

d) Treasury shares

At the meeting held on July 29, 2013 the Board of Directors approved the extension, for one more year, the buyback program certificate of deposit of shares ("Units") which will begin on August 24, 2013, ending on August 24, 2014.

The current Buyback Program aims to: (1) maximize value creations for shareholders through efficient management of capital structure; (2) facilitate the payment of management, managerial employees and other employees of the Bank and companies under its control, in line with the Resolution of the CMN 3921, of November 25, 2010, pursuant to the Plan of Long-Term Incentive and (3) facilitate the management of risk arising the services rendered, by the Bank, of market maker in Brazil of certain index funds, where the Units are included in the theoretical portfolio of reference such funds in accordance with applicable rules. Part of the Units repurchased will be used by the Bank to hedge against price fluctuation of securities that make up the benchmark, and should be bought and sold in accordance with the risk management policy of the Bank.

The Buyback Program will cover the procurement of over to 76.008.403 Units, representing 4.180.462.165 common shares and 3.800.420.150 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch, Aymore by CFI and/or the Sancap correponding on June, 30 2013 approximately 2% of the total share capital of the Bank.

In 2013, 5,268,00 Units were acquired, 2,049,180 Units paid as Bonus and Long-Term Incentive Plan – Local and 5,600 treasury shares were sold. The balance accumulated of treasury shares on December 31, 2013, amounting to 11,823,638 Units (12/31/2012 – 8,610,418) equivalent to R$177,122 (12/31/2012 – R$134,371). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$13.36, R$15.06 and R$18.52. In 2013 was acquired 5,015,447 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 6,748,347 ADRs, in the current amount of R$114,586 (12/31/2012 - R$36,191). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$5.86, US$7.24 e US$10.21. The market value of these shares on December 31, 2013 was R$13,98 per Unit and US$5.40 per ADR.

Additionally, year ended December 31, 2013, treasury shares were traded, refer to the services of a market maker that resulted in a loss of R$716 (12/31/2012 - loss of R$41) recorded directly in equity in capital reserves.

Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which discrete financial information are available.

Based on these guidelines the Bank has identified, the following reportable operating segments:

• Commercial Banking

• Global Wholesale Banking

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

On December 17, 2013, was held the sale of Asset Management operations and disposal of all Santander Brasil Asset's shares, that up to September 2013 was allocated on Asset Management and Insurance segment. The gains/losses with the sale of Asset Management , thus the gains/losses of Santander Brasil Asset are recorded in "Discontinued Operations" on Commercial Banking segment, according to IFRS 5. With the sale of the Asset Management segment, would be more appropriate to its merger with the Commercial Banking segment. This retrospective amendment takes effect on the presentation of this note.

The income statements and other significant data are as follows:

Thousands of Reais	2013
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	26,327,797	2,151,424	28,479,221
Income from equity instruments	81,286	-	81,286
Share of results of entities accounted for using the equity method	91,342	-	91,342
Net fee and commission income	7,241,003	859,453	8,100,456
Gains (losses) on financial assets and liabilities and exchange differences (1)	(1,316,450)	721,622	(594,828)
Other operating income/(expenses)	(421,691)	(23,197)	(444,888)
TOTAL INCOME	32,003,287	3,709,302	35,712,589
Personnel expenses	(6,455,616)	(589,994)	(7,045,610)
Other administrative expenses	(6,546,946)	(257,804)	(6,804,750)
Depreciation and amortization	(1,133,710)	(118,206)	(1,251,916)
Provisions (net)	(2,740,200)	47,382	(2,692,818)
Net impairment losses on financial assets	(13,836,802)	(281,269)	(14,118,071)
Net impairment losses on non-financial assets	(343,560)	(1,020)	(344,580)
Other financial gains/(losses)	563,413	-	563,413
PROFIT BEFORE TAX (1)	1,509,866	2,508,391	4,018,257
PROFIT FROM DISCONTINUED OPERATIONS	2,063,463	-	2,063,463

(1) Includes in the Commercial Bank, the fiscal hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$2,367,430 due to the effects of the devaluation of the Real against the Dollar in 2013, the Profit before Tax for the Commercial Bank segment was R$3,877,296.

Thousands of Reais	2012
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	29,469,903	2,117,057	31,586,960
Income from equity instruments	93,734	-	93,734
Share of results of entities accounted for using the equity method	73,322	-	73,322
Net fee and commission income	6,869,566	740,360	7,609,926
Gains (losses) on financial assets and liabilities and exchange differences (1)	(649,842)	479,675	(170,167)
Other operating income/(expenses)	(599,763)	(23,730)	(623,493)
TOTAL INCOME	35,256,920	3,313,362	38,570,282
Personnel expenses	(6,545,799)	(540,557)	(7,086,356)
Other administrative expenses	(6,461,101)	(225,276)	(6,686,377)
Depreciation and amortization	(1,091,407)	(109,468)	(1,200,875)
Provisions (net)	(2,062,148)	5,542	(2,056,606)
Net impairment losses on financial assets	(16,403,680)	(71,916)	(16,475,596)
Net impairment losses on non-financial assets	(38,352)	-	(38,352)
Other financial gains/(losses)	448,805	-	448,805
PROFIT BEFORE TAX (1)	3,103,238	2,371,687	5,474,925
PROFIT FROM DISCONTINUED OPERATIONS	55,313	-	55,313

(1) Includes in the Commercial Bank, the fiscal hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$ 1,437,250 due to the effects of the devaluation of the Real against the Dollar in 2012, the Profit before Tax for the Commercial Bank segment was R$4,540,488.

Thousands of Reais	2013
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	394,381,593	58,671,102	453,052,695
Loans and advances to customers	168,475,404	44,258,923	212,734,327
Customer deposits	182,451,259	17,704,418	200,155,677

Thousands of Reais	2012
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	369,824,459	52,783,404	422,607,863
Loans and advances to customers	161,048,108	35,726,189	196,774,297
Customer deposits	169,912,114	18,682,816	188,594,930

Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the business transactions performed by the Bank with its related parties on December 31, 2013 and 2012:

a) Key-person management compensation

The Board of Directors' meeting held on February 27, 2013, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2013, amounting to R$300,000, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the extraordinary stockholders' meeting held on April 29, 2013.

i) Long-term benefits

The Santander Brazil as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

Thousands of Reais		2013	2012

Fixed compensation		47,536	46,827
Variable compensation		91,306	114,866
Other		13,555	12,469
Total Short-term benefits		152,397	174,162
Share-based payment (1)		30,841	34,431
Total Long-term benefits		30,841	34,431
Total (2)		183,238	208,593
(1) On May 02, 2013, was the granting of a new Share-based Compensation Plan for the executives (SOP 2013).

(2) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander. In the period ended December 31, 2013 the amount of R$3,214 (2012 - R$6,292) was paid to the Directors of Santander Asset Brazil excluding charges.

Additionally, on 2013, charges were collected on key-person management compensation in the amount of R$28,109 (2012 - R$46,001).

iii) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - officers, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III -Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2013 and 2012:

	2013
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	61,350,950	28.8%	51,153,553	27.5%	112,504,503	28.2%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Insurance Holding (1)	206,664	0.1%	-	-	206,664	0.1%
Employees	154,108	0.1%	141,276	0.1%	295,384	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	50,581,468	23.8%	47,486,627	25.5%	98,068,095	24.6%
Total	211,820,273		185,273,786		397,094,059
Treasury shares	1,021,459	0.4%	928,599	0.4%	1,950,058	0.4%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

	2012
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	61,606,700	28.9%	51,386,053	27.6%	112,992,753	28.3%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Insurance Holding (1)	206,664	0.1%	-	-	206,664	0.1%
Employees	173,703	0.1%	159,213	0.1%	332,916	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	50,758,700	23.8%	47,647,623	25.6%	98,406,323	24.7%
Total	212,272,850		185,685,219		397,958,069
Treasury shares	568,882	0.3%	517,166	0.3%	1,086,048	0.3%
Total	212,841,732	100.0%	186,771,267	100.0%	399,612,999	100.0%
(1) Santander Spain Group companies.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

c.1) Exercise of the exchange rights by the Qatar Holding Luxembourg II S.A.R.L.

On October 29, 2013, Qatar Holding Luxembourg II S.À R.L. (“QHL”) exercised its exchange rights related to the mandatorily exchangeable bonds in the total amount of US$2,718,800, acquired pursuant to the purchase agreement, dated October 28, 2010, entered into between Banco Santander Spain, as issuer, and QHL, as purchaser.

As a result of QHL’s exercise of its exchange rights, on November 7, 2013, Qatar Holding received from Banco Santander Spain 190,030,195 ADR issued by Banco Santander. Therefore, and considering the 6,431,575 ADR issued by Banco Santander currently held directly or indirectly by Qatar Holding up to November 7, 2013, QHL (together with its controlling shareholders, controlled and commonly controlled entities) holds a total of 196,461,770 ADR of Banco Santander as of the date thereof, which represents 5.08% of the common shares and 5.28% of the preferred shares of the Bank.

The exercise exchange rights by QHL, not imply an increase in the Banco Santander's free float.

c.2) Bank Santander Spain’s ADRs Sales and Free Float Increase

On March 22, 2012 Banco Santander Spain informed to Banco Santander that, in fulfillment of Exchange Comission (CVM) Instruction No. 358/2002, and in accordance to the commitment of reaching the free-float of 25% of the capital stock of Banco Santander, it reduced its interest in the capital stock of Banco Santander by 5.76%, which resulted in the increase of the free-float of the Banco Santander to 24.12% at the moment. Such reduction of 5.76% (5.66% of common shares and 5.88% of preferred shares) was a result of the following transactions: (i) the transfer of 4.41% of Banco Santander’s capital stock carried out in January 2012, (ii) the sale of 0.58% of the capital stock of Banco Santander carried out until March 22, 2012, and (iii) the transfer of 0.77% of Banco Santander´s capital stock carried out on March 22, 2012 to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Santander Spain in October, 2010, on maturity and as provided in such bonds.

c.3) Extension of time to reach the minimum percentage of outstanding shares (free float) of 25% and decreased of free float.

On October 10 and 11, 2013 were published Notices to the Market in order to inform to the shareholders that on October 8, 2013 the BM&FBovespa granted the claim by Banco Santander and its majority shareholders to (i) prorogate the period for reaching the minimum free float, until October 7, 2014; and (ii) to reduce the actual free float, of 24.6%, down to 22.5%, exclusively in the context of: (a)the Buyback Program of depositary share certificates (“Units”) or American Depositary Receipts (“ADRs”); and (b)acquisitions abroad, by Banco Santander, S.A., or an affiliated entity of the economic group, of ADRs issued by the Company. Such authorization does not interfere in the obligation undertook by Banco Santander to reach a free float of 25% until October 7, 2014, as set forth in the Agreement for Adoption of Corporate Governance Level 2 Practices.

Other disclosures

b) Off-balance sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

Thousands of Reais		2013	2012

Investment funds		4,404,165	104,461,015
Assets under management (1)		-	9,393,269
Total		4,404,165	113,854,284
(1) In 2013, was held the sale of Asset Management segment and disposal of all shares of Santander Brasil Asset.

c) Third-party securities held in custody

At December 31, 2013, the Bank held in custody debt securities and equity instruments totaling R$66,691,116 (2012 - R$79,719,901) entrusted to it by third parties.

Supplementary information – Conciliation of shareholders’ equity and net income

The table below present a conciliation of shareholders’ equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

Thousands of Reais	Note	2013	2012

Shareholders' equity attributed to the parent under BRGAAP		62,819,207	63,451,508
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	a	3,367	7,032
Redesignation of financial instruments to available-for-sale	b	28,912	460,340
Impairment on loans and receivables	c	155,527	80,413
Deferral of financial fees, commissions and inherent costs under effective interest rate method	d	319,533	394,823
Reversal of goodwill amortization	e	17,060,156	13,423,171
Realization on purchase price adjustments	f	999,510	1,068,715
Recognition of fair value in the partial sale in subsidiaries	g	112,052	-
Others		(133,804)	12,994
Shareholders' equity attributed to the parent under IFRS		81,364,460	78,898,996
Non-controlling interest under IFRS		288,047	237,130
Shareholders' equity (including non-controlling interest) under IFRS		81,652,507	79,136,126

Thousands of Reais	Note	2013	2012

Net income attributed to the parent under BRGAAP		2,107,327	2,725,748
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	a	(17,587)	(20,797)
Redesignation of financial instruments to available-for-sale	b	96,213	(118,847)
Impairment on loans and receivables	c	75,114	(628,474)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	d	(75,290)	(150,940)
Reversal of goodwill amortization	e	3,636,985	3,636,944
Realization on purchase price adjustments	f	(69,205)	(59,037)
Recognition of fair value in the partial sale in subsidiaries	g	112,052	-
Others		(142,115)	98,009
Net income attributed to the parent under IFRS		5,723,494	5,482,606
Non-controlling interest under IFRS		124,630	10,618
Net income (including non-controlling interest) under IFRS		5,848,124	5,493,224

a) Classification of financial instruments at fair value through profit or loss:

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, financing and deposits that meet these parameters, as the "other financial assets at fair value through profit or loss", as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

b) Redesignation of financial instruments to available-for-sale:

Under BRGAAP, the Bank accounts some investments, for example, in debt securities at amortized cost and equity securities at cost. At the time of preparing this balance sheet, management revised its strategy for managing their investments and in accordance with the premises of the Central Bank Circular 3.068, were reclassified debt securities category for "negotiation" with record in fair value through profit or loss. Under IFRS, the Bank has classified these investments as available for sale, measuring them at fair value with changes recognized in the "Consolidated statements of comprehensive income", within the scope of IAS 39 "Financial Instruments: Recognition and Measurement", which does not allow reclassification of any financial instrument for the fair value through profit or loss category after initial recognition.

c) Impairment on loans and receivables:

On the income refers to the adjust based on estimated losses on loans and receivables portfolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Central Bank. Additionally, the equity accumulated adjustments of the allocation of purchase price when the acquisition of Banco Real, according to the requirements of IFRS 3 "Business Combinations".

d) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and other costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognized directly as income when received or paid.

e) Reversal of goodwill amortization:

Under BRGAAP, goodwill is amortized systematically over a period upto 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; comparing its recoverable amount with its carrying value. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

f) Realization on purchase price adjustments:

As part of the allocation of the purchase price related to the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has recognized the assets and liabilities of the acquiree to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

• The appropriation related to the value of assets in the loan portfolio. The initial recognition of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is appropriated by its average realization period.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

g) Recognition of fair value in the partial disposal of investments in subsidiaries

Under IFRS, in accordance with IFRS 10 "Consolidated Financial Statements" on partial disposal of a permanent investment, fair value is recognized over the remaining portion. Under BRGAAP, this type of operation, ongoing participation is maintained by its book value.

Subsequent Events

Plan to Optimize the Capital Structure

On September 26, 2013, the Company disclosed a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors submited a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6,000,000, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposals for return of funds to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (during the period of opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). According to the Notices to the Market published on January 7, 2014[1] were entitled the Equity Distributions all holders of Units or shares of the Bank on January 14, 2014, include, and the Bank's shares and Units will be traded ex-rights to the Equity Distributions as from January 15, 2014. Payment to shareholders occurred on January 29, 2014.

Issuance of Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in dolars, amounting to R$6,000,000. The issuance of Notes held on January 29, 2014 having been fully paid by the shareholders of the Bank.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional [2]: US$1,247,713, equivalent to R$3,000,000, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional [2]: US$1,247,713, equivalent to R$3,000,000 (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

The Notes have the following main characteristics in common: ( a) unitary value of, at least, US$150 and integral multiples of US$1.00 at that exceeds this minimum value , ( b ) The Notes may be redeemed or repurchased by Banco Santander (1) after the 5th anniversary from the date of issue of the Notes , the Bank at its own initiative or due to change in tax laws applicable to the Notes , or (2) at any time , because of the occurrence of certain regulatory events ; ( c ) the credits from the Notes may be granted as paid in capital increase of the Bank with the subsequent issuance of ordinary and preferred shares issued by the Bank , to the extent necessary to compose Units, if certain regulatory events defined in CMN Resolution 4.192/13 are verified , in which case the Bank will promote an increase in share capital , subject to the preemptive rights to all shareholders to subscribe for new ordinary and preferred shares .

Banco Santander will request for Bacen's approval for the Notes compose the Tier I and Tier II regulatory capital.

Bonus and Gruping of Shares

It is estimated that the last step of the PR Optimization Plan - the bonus shares and adjust the composition of the Units and reverse shares split - should be brought to the ordinary general meeting in the first quarter of 2014.

(1) Related to U.S. Record Date, the date of payment or any other further information may be obtained through the website:www.adr.com.
(2) Translated for rate as reported by Bacen at January 27, 2014 for reais into dollars of R$2.4044 to U.S. $ 1.00.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 30, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer